UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

Amber Road, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

      02318Y108

(CUSIP Number)

Rishi Bajaj

Managing Principal

Altai Capital Management, L.P.

4675 MacArthur Court, Suite 1500

Newport Beach, CA 92660

949-326-9612

With a copy to:

Marc Weingarten & Aneliya Crawford

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022
212-756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           July 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 5 of 7 Pages

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Act, the undersigned hereby amends the Schedule 13D originally filed on March 12, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 25, 2018 (“Amendment No. 1”), Amendment No. 2 filed on December 17, 2018 (“Amendment No. 2”), Amendment No. 3 filed on January 18, 2019 (“Amendment No. 3”), and Amendment No. 4 filed on May 12, 2019 (“Amendment No. 4”), with this Amendment No. 5 (“Amendment No. 5,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Amber Road, Inc., a Delaware corporation (the “Company” or the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 2, 3, and 5 as set forth below. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

As a result of the Tender and Support Agreement and the subsequent Tender Offer and merger between Issuer and Parent resulting in the exchange of all shares of Common Stock for cash consideration, the Reporting Persons (as defined below) and Mr. Heinberg may no longer be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder. Therefore, the beneficial ownership reported in this Amendment No. 5 no longer includes the beneficial ownership of Mr. Heinberg.

Item 2.	IDENTITY AND BACKGROUND

Item 2(a) – (f) of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is filed by: (i) Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Investment Manager”); (ii) Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”); and (iii) Mr. Rishi Bajaj (“Mr. Bajaj”; and, collectively with Investment Manager and IMGP, “Altai”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.” Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

This Schedule 13D relates to the Common Stock held for the account of Altai Capital Osprey, LLC, a Delaware limited liability company (“Osprey”) and certain accounts separately managed by Investment Manager (the “Separately Managed Accounts”). Investment Manager serves as investment manager to Osprey and the Separately Managed Accounts. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Common Stock held for the account of Osprey and the Separately Managed Accounts. The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 6 of 7 Pages

(b) The address of the business office of the Investment Manager, IMGP and Mr. Bajaj is 4675 MacArthur Court, Suite 1500, Newport Beach, CA 92660.

(c) The principal business of Investment Manager is serving as the investment manager of certain investment funds, including Osprey and the Separately Managed Accounts. The principal business of IMGP is serving as the general partner of Investment Manager. The principal business of Mr. Bajaj is serving as managing principal of Investment Manager and member of IMGP.

(d) – (e) During the last five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Investment Manager is a Delaware limited partnership. IMGP is a Delaware limited liability company. Mr. Bajaj is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

In connection with the merger of the Issuer with Parent, the Reporting Persons tendered all of their shares of Common Stock owned immediately prior to the merger in exchange for $13.05 in cash per share of Common Stock. As a result, as of the close of business on the date hereof, the Reporting Persons no longer may be deemed to beneficially own any Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) As of the close of business on the date hereof, the Reporting Persons no longer may be deemed to beneficially own any Common Stock.

(c) Other than with respect to the transaction described in Item 3, there were no other transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 4.

(d) Not applicable.

(e) July 2, 2019.

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2019

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

/s/ Rishi Bajaj
Name: Rishi Bajaj